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                              June 15, 2022

       William C. Losch, III
       Chief Financial Officer
       Live Oak Bancshares, Inc.
       1741 Tiburon Drive
       Wilmington, North Carolina 28403

                                                        Re: Live Oak
Bancshares, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-37497

       Dear Mr. Losch:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Measures, page 64

   1. We note that you present different non-GAAP measures in the slide deck presentation accompanying your
earnings conference call for the first quarter of 2022 held on April 28,
                                                        2022 as compared to the
non-GAAP measures presented here. Please tell us why it is
                                                        appropriate to reflect
each of the adjustments presented on slide 36 of that presentation for the following measures:
                                                            Adjusted net
interest income
                                                            Adjusted
noninterest income
                                                            Adjusted
noninterest expense
                                                            Adjusted PPNR
                                                            Adjusted net income
before tax
                                                        In your response tell
us how each such adjustment is not a prohibited tailored recognition
 William C. Losch, III
Live Oak Bancshares, Inc.
June 15, 2022
Page 2
         or measurement method as stipulated in Question 100.04 or represents the prohibited removal of normal, recurring cash operating expenses as stipulated in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 68

2. You disclose that you have an asset sensitive balance sheet with a cumulative gap in interest-earning assets and interest-bearing liabilities of 4.55%. You indicate on page 69 that this gap would result in higher net interest income with a unilateral increase in market interest rates; however, during your first quarter 2022 earnings conference call you indicated that interest rate increases by the Federal Reserve in 2022 higher than initially contemplated would result in a decrease in your net interest margin. Please reconcile for us how increased net interest income from this disclosure would result in lower net interest margin.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mark Brunhofer at (202) 551-3638 or Sharon Blume at (202) 551-
3474 with any questions.



FirstName LastNameWilliam C. Losch, III                        Sincerely,
Comapany NameLive Oak Bancshares, Inc.
                                                               Division of
Corporation Finance
June 15, 2022 Page 2                                           Office of
Finance
FirstName LastName